99.(a)(xv)


November 18, 1996


Dear Audiovox Bondholder:



      AUDIOVOX BOND EXCHANGE OFFER TO EXPIRE 5 PM, NEW YORK
             CITY TIME ON MONDAY, NOVEMBER 25, 1996


Several weeks ago you should have received an information packet relating to our offer to exchange $1,000 principal amount of Audiovox 6 1/4% Convertible Subordinated Debentures for 165 shares of Audiovox Class A Common Stock. THE EXCHANGE OFFER WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME ON MONDAY, NOVEMBER 25, 1996, and we wanted to make sure you have all the information necessary for you to make an informed decision. You must notify your broker to participate in the Exchange Offer.

The information package contains a more detailed explanation of the Exchange Offer as well as instructions on how to exchange your bonds for the Company's Class A Common Stock. Should you have any questions on exchange procedures, please contact your broker or call Audiovox promptly at (516) 436-6550. We will be happy to provide you with all the information necessary to participate in this offer.

This letter shall not constitute an offer to sell, exchange or redeem or the solicitation of an offer to buy, exchange or redeem, nor shall there by any exchange of these securities in any state in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such state. The Exchange Offer may be made only by means of an offering circular, which should be read carefully before making any decision to participate in the Exchange Offer.

We look forward to hearing from you.


Sincerely,


John J. Shalam
Chairman,
President and Chief Executive Officer